Exhibit 2.1













                            REORGANIZATION AGREEMENT

                              dated March 15, 2002,

                                     between

                       ANCHOR GLASS CONTAINER CORPORATION

                                       and

                        CERBERUS CAPITAL MANAGEMENT, L.P.

                                TABLE OF CONTENTS


                                                                            Page

                                    ARTICLE I

            THE PURCHASE AND SALE OF SERIES C PARTICIPATING PREFERRED
                           STOCK AND NEW COMMON STOCK

1.1      The Purchase of the Preferred Stock and the New Common Stock.........2
1.2      Use of Proceeds......................................................2
1.3      The Closing..........................................................2
1.4      Additional Actions at the Closing....................................2

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1      Organization, Qualification, Corporate Power and Authority...........3
2.2      Capitalization.......................................................3
2.3      Noncontravention.....................................................4
2.4      SEC Documents; Financial Statement; Undisclosed Liabilities..........4
2.5      Absence or Changes of Events.........................................5
2.6      Contracts............................................................7
2.7      Tax Matters..........................................................8
2.8      Tangible Assets......................................................9
2.9      Properties...........................................................9
2.10     Copyrights, Patents, Trademarks and Licenses, Etc...................11
2.11     Licenses and Authorizations.........................................12
2.12     Litigation..........................................................12
2.13     Collective Bargaining Agreements; Labor Disputes....................13
2.14     Employee Benefits...................................................13
2.15     Environmental Laws..................................................15
2.16     Legal Compliance....................................................15
2.17     Insurance Coverage..................................................16
2.18     Brokers' Fees.......................................................16
2.19     Settlement Agreement................................................16

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                                                                            Page
                                   ARTICLE III

                      REPRESENTATIONS AND WARRANTIES OF CCM

3.1      Organization, Qualification, Corporate Power and Authority..........16
3.2      Noncontravention....................................................17
3.3      Brokers' Fees.......................................................17
3.4      Investment Intent...................................................17
3.5      Available Funds.....................................................17

                                   ARTICLE IV

                                    COVENANTS

4.1      Reasonable Best Efforts.............................................18
4.2      Approvals; Consents.................................................18
4.3      Bankruptcy Covenants................................................18
4.4      Operation of Business...............................................19
4.5      Notice of Breaches..................................................21
4.6      Exclusivity.........................................................21
4.7      Full Access.........................................................22
4.8      Disclosure Statement................................................22
4.9      Restrictions on Transfer of Securities..............................22
4.10     Insurance Policies..................................................23
4.11     Directors' and Officers' Insurance..................................23
4.12     Payment of Subsequent Equity Fee....................................25

                                    ARTICLE V

                              CONDITIONS TO CLOSING

5.1      Conditions to Obligations of Each Party.............................25
5.2      Conditions to Obligations of the Investors..........................26
5.3      Conditions to Obligations of the Company............................27
5.4      Frustrations of Conditions..........................................27

                                   ARTICLE VI

                                   TERMINATION

6.1      Termination.........................................................27
6.2      Effect of Termination; Investor Breakup Fee.........................29


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                                                                            Page

                                   ARTICLE VII

                                   DEFINITIONS


                                  ARTICLE VIII

                               GENERAL PROVISIONS

8.1      Press Releases and Announcements....................................33
8.2      No Third Party Beneficiaries........................................33
8.3      Entire Agreement....................................................33
8.4      Succession and Assignment...........................................33
8.5      Counterparts........................................................33
8.6      Headings............................................................33
8.7      Notices.............................................................34
8.8      Governing Law.......................................................34
8.9      Amendments and Waivers..............................................35
8.10     Severability........................................................35
8.11     Expenses............................................................35
8.12     Construction........................................................35


Schedule 2.2       -     Capitalization
Schedule 2.4       -     Undisclosed Liabilities
Schedule 2.5       -     Absence of Changes or Events
Schedule 2.6       -     Contracts
Schedule 2.9       -     Properties
Schedule 2.10      -     Intellectual Property
Schedule 2.12      -     Litigation
Schedule 1.13      -     Collective Bargaining Agreements
Schedule 2.14      -     Employee Benefits
Schedule 2.15      -     Environmental Laws
Schedule 2.17      -     Insurance Coverage

Exhibit A - Series C Participating Preferred Stock Certificate of Designations Exhibit B - Term Sheet for Tranche B Term Loan
Exhibit C - Reorganization Plan
Exhibit D - Amended and Restated Certificate of Incorporation of the Company Exhibit E - Amended and Restated By-laws of the Company
Exhibit F - Settlement Agreement


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






                            REORGANIZATION AGREEMENT


     This Reorganization Agreement (this "Agreement") is dated as of March 15, 2002 between Anchor Glass Container Corporation, a Delaware corporation (the "Company"), and Cerberus Capital Management, L.P. ("CCM"), on behalf of one or more funds or affiliates to be designated by it (each, an "Investor" and, collectively, the "Investors" and together with the Company, the "Parties").

                              PRELIMINARY STATEMENT

     A. The Company wishes to sell to the Investors in the aggregate, and the Investors wish to purchase in the aggregate from the Company, (i) 75,000 shares of a new series of participating preferred stock, par value $.01 per share, of the Company designated Series C Participating Preferred Stock of the Company (the "Series C Preferred Stock"), the terms and conditions of which are contained in the Certificate of Designations set forth on Exhibit A, and (ii) 9,000,000 shares of new common stock, par value $0.10 per share (the "New Common Stock"), of the Company.


     B. Ableco Finance, LLC, an affiliate of the Investors, has offered to provide $100 million in the aggregate of debtor-in-possession credit facility (the "DIP Facility"), subject to approval of the Bankruptcy Court (as defined hereinafter).

     C. The Investors will also provide a Tranche B Term Loan to the Company (the "Tranche B Term Loan") in an aggregate principal amount of $20,000,000, substantially in accordance with the term sheet set forth on Exhibit B hereto.

     D. Concurrently with the execution of this Agreement, the Company is paying the Investors an initial equity fee in the aggregate amount of $500,000 in immediately available funds.

     E. The purchase of the Series C Preferred Stock and New Common Stock contemplated by this Agreement and the making of the Tranche B Term Loan will be consummated under the Plan of Reorganization of the Company attached hereto as Exhibit C (the "Reorganization Plan").

     F. Upon consummation of the Reorganization Plan, the Amended and Restated Certificate of Incorporation of the Company (the "Amended and Restated Certificate of Incorporation") shall be as set forth on Exhibit D and the Amended and Restated By-laws of the Company (the "Amended and Restated By-laws") shall be as set forth on Exhibit E.

     G. The transactions contemplated by this Agreement will be consummated pursuant to the Reorganization Plan as confirmed by an order (the "Confirmation Order") of the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the "Bankruptcy Court"), in which the Company files the petition (the "Petition") containing such plan.

     H. Certain transactions contemplated by this Agreement will require prior Bankruptcy Court approval pursuant to a separate order entered by the Bankruptcy Court (the "Approval Order") as soon as practicable after the Petition has been filed.

         The Parties therefore agree as follows:

                                    ARTICLE I

                 THE PURCHASE AND SALE OF SERIES C participating
                      PREFERRED STOCK AND NEW COMMON STOCK

     1.1 The Purchase of the Preferred Stock and the New Common Stock. Upon the terms and subject to the conditions hereof as incorporated within the Reorganization Plan, at the Closing (as defined below) the Company shall issue and sell to each Investor, and each Investor shall purchase from the Company, a number of shares of Series C Preferred Stock (such shares, the "Purchased Series C Shares") and a number of shares of New Common Stock (such shares, the "Purchased Common Shares" and together with the Purchased Series C Shares the "Purchased Shares") set forth opposite the name of each Investor set forth on
Schedule 1 hereto, such Purchased Common Shares in the aggregate representing all of the reorganized Company's fully diluted common equity, without taking into account (a) the participation rights of the Series C Preferred Stock and
(b) stock-option plans to be instituted for the reorganized Company. At the Closing (i) the Company shall issue to each Investor certificates for such Investor's Purchased Series C Shares and Purchased Common Shares registered in the names as directed by such Investor no less than one (1) Business Day prior to the Closing and (ii) each Investor shall transfer and deliver to the Company in immediately available funds its pro rata share of the payment for the Purchased Series C Shares ($75,000,000 in the aggregate) and the Purchased Common Shares ($5,000,000 in the aggregate) (collectively, the "Purchase Price").

     1.2 Use of Proceeds. The Company shall use the net proceeds of the Purchase Price to satisfy partially the Company's obligations under the Reorganization Plan and for general corporate purposes.

     1.3 The Closing. Unless this Agreement is terminated pursuant to Article VI, the Parties shall cause the closing of the transactions contemplated by this Agreement (the "Closing") to take place at the offices of Schulte Roth & Zabel LLP on a date to be agreed by the Company and the Investors within two Business Days (or such other number of days not to exceed seven Business Days as the Company and the Investors shall agree) after the date of satisfaction or waiver of all the conditions to the obligations of the Parties to consummate the transactions contemplated hereby set forth in Section 5.1 (the "Closing Date").

     1.4 Additional Actions at the Closing. At the Closing, the Company shall "substantially consummate" the Reorganization Plan (as such term is used in Title 11 of the United States Code (the "Bankruptcy Code")). In addition, upon the terms and subject to the conditions hereof, at the Closing, the Company shall (a) deliver to the Investors the various certificates, instruments and documents referred to in Section 5.2; (b) cause the Amended and Restated Certificate of Incorporation to be filed with the Secretary of State of the State of Delaware; and (c) cause the Board of Directors of the Company to adopt the Amended and Restated By-laws. The Investors shall (a) fund the Tranche B Term Loan; (b) deliver to the Company the Purchase Price in immediately available funds; and (c) deliver to the Company the various certificates, instruments and documents referred to in Section 5.3.



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                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to each Investor, except in each case as set forth in the Schedules (which Schedules shall be in form and substance reasonably satisfactory to the Investors and delivered by the Company to the Investors at or before the close of business on March 22, 2002) hereto, as follows:

     2.1 Organization, Qualification, Corporate Power and Authority. (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware. The Company is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, other than where the failure to be so qualified would not individually or in the aggregate have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

     (b) The Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Subject to approval by the Bankruptcy Court:
(a) all corporate and stockholder acts and other proceedings required to be taken by the Company to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken and (b) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

     (c) The Company has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its assets and to carry on its businesses as presently conducted, other than such the lack of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

     (d) The Company has no subsidiaries.

     2.2 Capitalization. (a) As of the date hereof, the authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 20,000,000 shares of Company Preferred Stock, of which 2,239,320 shares have been designated Series A 10% Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and 5,000,000 shares have been designated Series B 8% Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). As of March 8, 2002, 3,357,825 shares of Company Common Stock were issued and outstanding, 2,239,320 shares of Series A Preferred Stock were issued and outstanding, 3,360,000 shares of Series B Preferred Stock were issued and outstanding, and 1,893,531 warrants to acquire Company Common Stock (the "Warrants") were issued and outstanding. All of the issued and outstanding shares of Company Capital Stock are validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth above or as set forth in Schedule 2.2, as of the date hereof, there are no shares of capital stock of the Company issued or outstanding, no options, warrants or rights to acquire, or other securities convertible into, capital stock of the Company, and no agreements or commitments obligating the Company to issue, sell or acquire any shares of its capital stock.

     (b) There are no voting trusts, proxies or other agreements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of the capital stock of or other equity interest in the Company. Except as contemplated by the Reorganization Plan, the Company is not required to redeem, repurchase or otherwise acquire shares of capital stock of or other equity interest in the Company as a result of the transactions contemplated by this Agreement.

     (c) On the Closing Date, after giving effect to the Reorganization Plan, the authorized and outstanding capital stock of the Company will be as set forth in Schedule 2.2.

     (d) The Purchased Shares and the shares of New Common Stock (if any) to be issued and delivered pursuant to the terms of the Series C Preferred Stock will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

     2.3 Noncontravention. None of the execution and delivery of this Agreement by the Company, or consummation of the transactions contemplated hereby, after giving effect to the Reorganization Plan, (a) will violate any provision of the charter, by-laws or similar organizational documents of the Company, except to the extent duly authorized by the Bankruptcy Court pursuant to the Reorganization Plan or the Confirmation Order; (b) except for the applicable requirements (except to the extent such requirements are rendered inapplicable by operation of the Bankruptcy Code) of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any applicable state and foreign securities laws, various Environmental Laws and the HSR Act and other than approval by the Bankruptcy Court of the Reorganization Plan, will require on the part of the Company any filing with, or any permit, authorization, consent or approval of, any Governmental Entity for the operation of, following the Closing Date, the business of the Company as currently conducted, except where the failure to make such filing or obtain such permit, authorization, consent or approval would not individually or in the aggregate have a Company Material Adverse Effect; or (c) violate, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Lien or other material arrangement, to which the Company is a party or by which the Company is bound or to which any of its material assets is subject or any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets, other than such conflicts, violations, breaches, defaults, accelerations, terminations, modifications, cancellations or notices, consents or waivers as would not individually or in the aggregate have a Company Material Adverse Effect.

     2.4 SEC Documents; Financial Statements; Undisclosed Liabilities. (a) The Company has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (the "SEC") since December 31, 1998 (the "SEC Documents"). The

Company has delivered to the Investors (i) the Company's annual reports on Form 10-K for its fiscal years ended December 31, 1999, 2000 and, in substantially final form, 2001, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001 and (iii) all of the other SEC Documents filed by it since December 31, 1998. The audited balance sheets of the Company (including the notes thereto) set forth in the most recent SEC Document of the Company filed prior to the date hereof on Form 10-K shall be hereinafter referred to as the "Actual Balance Sheet". As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, applicable to such SEC Documents. The financial statements of the Company included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company, as of the dates thereof, and the consolidated results of operations and statements of cash flows of the Company, for the periods then ended (subject, in the case of any unaudited statements, to the absence of footnotes and to normal year-end audit adjustments).

     (b) There are no material liabilities or obligations (whether accrued, absolute, contingent or unasserted), except (1) as disclosed, reflected or fully reserved against in the Actual Balance Sheet, (2) for items set forth in
Schedule 2.4, (3) for other liabilities and obligations incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and (4) for liabilities and obligations that, when taken together, would not reasonably be expected to result in a Company Material Adverse Effect.

     2.5 Absence of Changes or Events. Except as set forth in Schedule 2.5, since the Balance Sheet Date, the Company has conducted its business in the ordinary course substantially consistent with past practices; provided that from and after the filing of the Petition, the Company may be required to subject certain transactions to Bankruptcy Court approval, may be precluded from paying pre-petition liabilities except as otherwise authorized by the Bankruptcy Court, may be granted authority to incur new and replacement Liens in favor of its debtor-in-possession lenders and certain other secured creditors, and may be subject to set-off, recoupment and reclamation claims by creditors, and to the alteration of normal trade credit terms by many suppliers. As a result of the Petition, the Company may be in default in many of its obligations to creditors, which creditors are stayed from proceeding on their claims. Except as set forth above, there has not been since the Balance Sheet Date:

     (a) any material adverse change in the condition of the Company's business, operating results, assets or properties (including, but not limited to, the Company's plants, properties and equipment), taken as a whole;

     (b) any creation or assumption by the Company of any Lien on any of the Company's properties or assets other than in the ordinary course of business consistent with past practices;

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     (c)  any making of any loan, advance or capital contribution to or investment in any Person other than in customers or suppliers of the Company (who are not Affiliates) in the ordinary course of business;

     (d) any damage, destruction or other casualty loss (whether or not covered by insurance) or condemnation or other governmental taking or sale in lieu thereof affecting the Company;

     (e) any transaction or commitment made, or any contract or agreement entered into, by the Company (including the acquisition or disposition of any assets not in the ordinary course of business) or any relinquishment by the Company of any contract or other right, in any such case, that is material to its business, except for dispositions of obsolete or worn-out equipment;

     (f) any change in any method of accounting or accounting practice (including consistent application) by the Company, except, after the filing of the Petition, as may be required by GAAP;

     (g) any (i) individual employment, deferred compensation, severance, retirement or other similar agreement entered into with any director, officer or employee of the Company (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any director, officer or employee of the Company, or (iii) change in compensation or other benefits payable to any director, officer or employee of the Company pursuant to any severance or retirement plans or policies thereof, except in each case, such agreements, grants or changes as have been (A) on a Company-wide basis pursuant to a written Company policy concurrently in effect, (B) in the ordinary course of business consistent with past practices or (C) after the filing of the Petition, set forth in the Reorganization Plan; or

     (h) any agreement (including any modification, cancellation or termination of any existing agreement) with or for the benefit of (i) any stockholder, officer or director of the Company, or (ii) Consumers Packaging, Inc., G&G Investments, Inc., Glenshaw Holdings, Inc., GGC Holdings, Inc., Hillsboro Glass Company, I.M.T.E.C. Enterprises Inc., Consumers International Inc., Consumers U.S., Inc., or CUS II, Inc. or
          (iii) any of their respective officers, directors or Affiliates, other than, compensatory arrangements with non-executive employees entered into in the ordinary course of business;

     (i) any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment, which expenditure or commitment, when taken together with all other such expenditures and commitments, exceeds that set forth on the Company's budget previously furnished by the Company to the Investors.

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     2.6 Contracts. Except as set forth in Schedule 2.6, the Company is not a party to or bound by:

     (a) (i) any lease of real property ("Real Property Leases") under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property, in each case providing for annual rentals of more than $100,000 per annum or $1,000,000 in the aggregate, or (ii) any lease of personal property under which the Company uses or has the right to use, now or in the future, any personal property, in each case providing for annual rentals of more than $50,000 per annum or $500,000 in the aggregate;

     (b)  except as set forth in the capital expenditure budget referred to in
          Section 2.5(h), any agreement for the purchase of materials, supplies, goods, services, equipment or other assets that provides for either
          (i) annual payments by the Company of $500,000 or more or (ii) aggregate payments by the Company of $1,000,000 or more, or any agreement for the purchase of real property;

     (c) any sales, distribution or other similar agreement providing for the sale by the Company of materials, supplies, goods, services, equipment or other assets that provides for either (i) annual payments to the Company of $2,500,000 or more or (ii) aggregate payments to the Company of $5,000,000 or more, or any agreement for the sale of real property or granting to a third party an option to purchase or lease, or a right of first refusal to purchase or lease, any real property of the Company, except for sales of, or grants of options with respect to, real property in connection with the disposition of assets as set forth in Section 2.5(e);

     (d) any partnership, joint venture or other similar agreement or arrangement which is material to the business of the Company;

     (e) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) that provides for aggregate payments by or to the Company of $1,000,000 or more;

     (f) any agreement that limits the freedom of the Company to compete in any line of business or with any person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Asset or which would so limit any freedom of the Investors after the Closing;

     (g) any option, license, franchise or similar agreement that provides for either (i) annual payments by the Company of $250,000 or more or (ii) aggregate payments by the Company of $500,000 or more, or that grants the Company or any material third party rights in any Intellectual Property Rights ("Intellectual Property Contracts");

     (h) any agency, dealer, sales representative, marketing, distribution or other similar agreement that provides for either (i) annual payments by the Company of $250,000 or more or (ii) aggregate payments by the Company of $500,000 or more;

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     (i)  any agreement with or for the benefit of (i) any stockholder, officer or director of the Company, or (ii) Consumers Packaging, Inc., G&G Investments, Inc., Glenshaw Holdings, Inc., GGC Holdings, Inc., Hillsboro Glass Company, I.M.T.E.C. Enterprises Inc., Consumers International Inc., Consumers U.S., Inc., or CUS II, Inc. or any of their respective officers, directors or Affiliates, other than compensatory arrangements with non-executive employees entered into in the ordinary course of business; or

     (j) any other agreement or commitment not made in the ordinary course of business that is material to the Company taken as a whole.

Except as set forth in Schedule 2.6, all such agreements listed in such Schedule (collectively, the "Contracts") are valid and binding agreements of the Company and are in full force and effect in all material respects. Except as set forth in Schedule 2.6, the Company has performed in all material respects all obligations required to be performed by it to date under the Contracts; to the knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a material default on the part of the Company thereunder; and, to the Company's knowledge, no other party to any of the Contracts is in material breach or default thereunder. The Company has delivered or made available true and complete copies of each of the Contracts (including all modifications, amendments and supplements) to the Investors prior to the date hereof.

     2.7 Tax Matters. (a) The Company has timely filed all Tax Returns that it is or was required to file, and all such Tax Returns are true and complete in all material respects. The Company has timely paid all Taxes of the Company that were due and payable prior to the date hereof, and will timely pay all Taxes of the Company that are due and payable prior to the Closing Date. All Taxes that the Company is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Entity, except for amounts being contested in good faith by appropriate proceedings for which adequate reserves are reflected on the Actual Balance Sheet and amounts which are properly disclosed in the Company Financial Statements.

     (b) The Company has delivered or otherwise made available to the Investors true and complete copies of all federal income Tax Returns for the Company together with all related examination reports and statements of deficiency, for all periods commencing on or after December 31, 1996.

     (c) The federal income Tax Returns of the Company have been audited by the Internal Revenue Service or are closed by the applicable statute of limitations for all taxable years through the taxable year 1997.

     (d) No Tax Liens have been filed and no claims are being asserted with respect to any Taxes of the Company. No examination or audit of any Tax Return of the Company by any Governmental Entity is currently in progress. The Company has not been informed by any jurisdiction that the jurisdiction believes that the Company was required to file any Tax Return that has not since been timely filed or, if not timely filed, with respect to which an assessed amount has not since been paid.

The Company has not waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to a Tax assessment or deficiency which waiver or extension of time is still in effect.

     (e) The Company has not been included in any combined, consolidated or unitary group for federal, state or local income Tax purposes. No consent or election under Section 341 of the IRC has been made for the Company nor has any other Tax election been made for the Company that could reasonably be expected to have a Company Material Adverse Effect.

     (f) The Company is not and never has been a "United States real property holding corporation" as defined in Section 897 of the IRC.

     (g) The net operating loss carryover available under Section 172(a) of the IRC to the Company for the taxable year of the Company that began on January 1, 2002 is not less than $149,000,000 (although the per year limitation will be applicable to such amount).

     (h) The purchase of the Purchased Shares will not be a factor causing any payments to be made by the Company to be nondeductible (in whole or in part) pursuant to Section 280G of the Code. The Company is not a party to any agreement that provides for the payment of any amount that would be nondeductible (in whole or in part) pursuant to Section 162(m) of the Code.

     2.8 Tangible Assets. The Company owns or leases all tangible assets, if any, necessary for the conduct of its business as presently conducted. Each such tangible asset is free from material defects, is in good operating condition and repair and has been properly maintained (given due account to the age and length of use of same, ordinary wear and tear excepted) and is suitable for the purposes for which it is presently used.

     2.9 Properties. (a) The Company has (i) good and valid title to all material tangible assets (other than the Real Properties which are covered below) used in its businesses (except for property sold or otherwise disposed of in the ordinary course of business consistent with past practices), (ii) good and valid fee simple title (which is insurable at regular rates by a reputable title company) to the Fee Properties (as hereinafter defined), and (iii) valid leasehold interests in the Leased Properties (as hereinafter defined), in the case of each of clauses (i) through (iii) above, free and clear of all Liens, except for the following:

          (A) Those matters relating to each Fee Property and Leased Properties set forth on Schedule 2.9(a);

          (B) Liens disclosed on the Actual Balance Sheet or the notes thereto;

          (C) Liens for taxes not yet due or being contested in good faith or which, though due, may be paid without interest or penalty, in each case for which adequate accruals or reserves have been established on the Actual Balance Sheet; or

          (D) In the case of the Real Properties, Liens that do not secure any monetary obligations and that do not materially (individually or in the aggregate with all other matters) detract from the value of the property to which they relate as now used or adversely affect the continued use of the property to which they relate in the conduct of the business of the Company currently conducted thereat, or in the case of personal property, Liens that do not secure any monetary obligations and that do not materially (individually or in the aggregate with all other matters) detract from the value of the property to which they relate, as now used or adversely affect the continued use of such assets in the conduct of the business of the Company as currently utilized.

     (b) Schedule 2.9(b) identifies all of the material real properties owned (the "Fee Properties") or leased (the "Leased Properties") by the Company (the Fee Properties and the Leased Properties, collectively, the "Real Properties").

     (c) Except as set forth on Schedule 2.9(c), to the Company's knowledge, the buildings and structures constituting part of the Fee Properties and the Leased Properties and related equipment, are in good operating condition and repair and have been properly maintained in a manner consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted and damage by fire and other casualty covered by insurance excepted), and are structurally sound.

     (d) Except as set forth on Schedule 2.9(d) or as would not reasonably be expected to result in a Company Material Adverse Effect, the buildings and structures constituting part of each of the Fee Properties and the Leased Properties currently have access to (i) public roads or valid easements over private streets or private property for such ingress to and egress from such property and (ii) water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is reasonably necessary for the current use of such properties.

     (e) The installation and construction of the buildings and structures located on the Fee Properties and the Leased Properties have been completed in material compliance with all laws, rules, regulations, judgments, orders, permits, licenses and other requirements of and agreements with all Governmental Entities applicable to such properties; and all building permits, certificates of occupancy, licenses and other authorizations required for current uses of such properties have been obtained, other than those the failure of which to obtain would not materially adversely affect the continued use of the relevant property as now used, and true and complete copies thereof (to the extent in the Company's possession) have been provided to the Investors. The provisions of this Section do not apply to the requirements under Environmental Laws, which are covered elsewhere in this Agreement.

     (f) Except as set forth in Schedule 2.9(f), (i) each lease entered into for the Leased Properties (each, a "Real Property Lease") is in full force and effect and has not been amended, modified or supplemented, (ii) except as is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, all rent and other sums and charges payable under each Real Property Lease are current, (iii) no notice of a material default on the part of the tenant or termination notice has been served under any Real Property Lease which remains outstanding, (iv) other than as may exist as of the date hereof (but not as of the Closing Date) or by reason of filing of the

Petition, no uncured material default or termination event exists (and no condition exists which with the giving of notice or the passage of time or both would constitute a material default or termination event) under any Real Property Lease and (v) the consummation of the transactions provided for herein will not constitute a material default under any Real Property Lease or grounds for the termination thereof

     (g) To the Company's knowledge, there is no underlying Lien affecting the Leased Properties which is superior to the interest of the tenant under such lease.

     (h) There are no encroachments or other facts or conditions affecting any of the Fee Properties or the Leased Properties that would be revealed by an accurate survey or inspection thereof which would, individually or in the aggregate, materially detract from the value of such property as now used or materially adversely affect the continued use of such property in the conduct of the business of the Company as currently utilized. None of the material buildings and structures on the Fee Properties or the Leased Properties materially encroaches upon real property of another person or upon the area of any easement (other than encroachments on utility easements to the extent such encroachments would not, individually or in the aggregate, materially detract from the value of such property as now used or materially adversely affect the continued use of such property in the conduct of the business of The Company as currently utilized) affecting the Fee Properties or Leased Properties.

     2.10 Copyrights, Patents, Trademarks and Licenses, Etc. Except as would not reasonably be expected to result in a Company Material Adverse Effect, the Company owns or is licensed or otherwise has the right to use all trademarks, service marks, trade names, service names, and other indicia of origin, including domain names, inventions, patents, trade secrets, know-how, copyright (including any registration or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right, and other rights that are reasonably necessary or appropriate for the operation of the Company's business as currently conducted or contemplated (collectively, the "Intellectual Property Rights"). Schedule 2.10 sets forth a true and complete list and summary description of all Intellectual Property Rights that have been Registered or that are otherwise material, and are owned by the Company. The Intellectual Property Rights owned by the Company are valid, subsisting and enforceable and have been used with reasonable Intellectual Property notices and legends. Except as would not reasonably be expected to result in a Company Material Adverse Effect, no Intellectual Property Right is subject to any outstanding judgment, injunction, order or decree restricting the use thereof by the Company or restricting the licensing thereof by the Company to any person. Except as set forth on Schedule 2.10 or as would not reasonably be expected to result in a Company Material Adverse Effect, (i) the Company is not violating, nor has the Company violated, any intellectual property rights of third parties, and no suit, action, reissue, reexamination, public protest, interference, arbitration, mediation, opposition, cancellation or other proceeding (collectively, "Suit") is pending concerning any claim or position that the Company has violated any intellectual property rights, nor has any such Suit or claim been threatened or asserted; (ii) the Company is in compliance with, and has conducted its business so as to comply with, all terms of all Intellectual Property Contracts, there exists no event, condition or occurrence which, with the giving of notice or lapse of time, or both, would constitute a breach or default by the Company or another person or entity under any Intellectual Property Contract, and no party to any Intellectual Property
Con-
tract has given the Company notice of its intention to cancel, terminate or fail to renew any Intellectual Property Contract; (iii) no Suit is pending concerning the Intellectual Property Rights owned by the Company, including any Suit concerning a claim or position that the Intellectual Property Rights have been violated or are invalid, unenforceable, unpatentable, unregisterable, cancelable, not owned or not owned exclusively by the Company, and no such Suit or claim has been threatened or asserted; (iv) to the Company's knowledge, no person or entity is violating any Intellectual Property Rights owned by the Company; (v) the Company has timely made all filings and payments with the appropriate foreign and domestic agencies required to maintain in subsistence all Intellectual Property Rights owned by the Company that are Registered, and to confirm and effect the Company's ownership thereof; and (vi) the Company has taken all reasonable measures to protect the secrecy, confidentiality and value of all confidential and proprietary information, trade secrets and know-how used in the Company's business as currently conducted or contemplated (collectively, "Business Trade Secrets"), including, without limitation, entering into appropriate confidentiality agreements with all officers, directors, employees, and other individuals or entities with access to the Business Trade Secrets.

     2.11 Licenses and Authorizations. (a) The Company holds all licenses, permits, certificates, franchises, ordinances, registrations, or other rights, applications and authorizations filed with or granted, issued or entered by any Governmental Entity, that are required for the conduct of its business as currently conducted (each as amended to date) (collectively, the "Company Authorizations"), other than such licenses, permits, certificates, franchises, ordinances, registrations or other rights, applications and authorizations the absence of which would not individually or in the aggregate materially impair the ability of the Company to consummate the transactions contemplated hereby or of the Company to own and operate the properties, assets and business of the Company following the Closing in the ordinary course of business.

     (b) The Company Authorizations are in full force and effect and have not been suspended or modified in any material adverse respect, canceled or revoked, and the Company has operated in compliance with all terms thereof or any renewals thereof applicable to it, other than where the failure to so comply would not individually or in the aggregate have a Company Material Adverse Effect or materially impair the ability of the Company to own and operate the properties, assets and business of the Company following the Closing. To the Company's knowledge, there is not pending any application, petition, objection or other pleading with any Governmental Entity which questions the validity of or contests any Company Authorization or which could reasonably be expected, if accepted or granted, to result in the revocation, cancellation, suspension or any materially adverse modification of any Company Authorization.

     2.12 Litigation. Except as set forth on Schedule 2.12, (a) there is no action, suit, proceeding or investigation to which the Company is a party (either as a plaintiff or defendant) pending or, to the Company's knowledge, threatened before any Governmental Entity, (b) none of the Company or any officer, director or employee of the Company has been permanently or temporarily enjoined by any order, judgment or decree of any Governmental Entity from engaging in or continuing to conduct the business of the Company and (c) there is no outstanding order, judgment, injunction or decree of any Governmental Entity or arbitration tribunal against the Company.

     2.13 Collective Bargaining Agreements; Labor Disputes. Except as set forth on Schedule 2.13, (i) the Company is not a party to any collective bargaining agreement or other labor union contract applicable to any employee thereof; (ii) there are no material grievances outstanding against the Company under any such agreement or contract; (iii) there are no unfair labor practice charges or complaints pending against the Company before the National Labor Relations Board or any similar state agency and there are no complaints, charges, or claims against the Company pending or to the knowledge of the Company, threatened to be brought or filed with any authority, court or arbitrator based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of any individual by the Company; and (iv) there are no strikes, slowdowns, work stoppages, lockouts, union organizational campaigns or other protected concerted activity under the National Labor Relations Act or, to the Company's knowledge, threats thereof, by or with respect to any employees of the Company. The Company is in compliance with all laws governing the employment of labor, including, but not limited to, all such laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers compensation and collection and payment of withholding and/or Social Security and similar taxes. The Company has not incurred any liability of obligation under the Worker Adjustment and Retraining Notification Act or similar state law, which remains unpaid or unsatisfied.

     2.14 Employee Benefits. Except as otherwise disclosed in Schedule 2.14:

          (a) Schedule 2.14(a) lists each Employee Plan. Prior to the execution of Agreement, the Company has delivered or made available to the Investors complete and accurate copies of the Employee Plans (and, if applicable, related trust agreements) and all amendments thereto (including any summary plan description and summary of material modifications) together with (i) the most recent annual report prepared in connection with any Employee Plan (Form 5500 including, if applicable, Schedule B thereto) and (ii) if applicable, the most recent actuarial valuation report prepared in connection with any Employee Plan. The Company has provided or made available to the Investors complete actuarial data (including age, salary, service and related data) for employees of the Company as of the most recent practicable date.

          (b) Neither the Company nor any of its ERISA Affiliates has incurred, or reasonably expects to incur prior to the Closing, any liability under Title IV of ERISA with respect to any plan covered or covered previously by Title IV of ERISA. As of the Closing, no condition exists that is likely to constitute grounds for termination by the PBGC of any Employee Plan subject to Title IV of ERISA. No "reportable event", within the meaning of Section 4043(c) of ERISA, has occurred in connection with any Employee Plan subject to Title IV of ERISA.

          (c) Except as set forth on Schedule 2.14(c), none of the Employee Plans is a Multiemployer Plan. To the Company's knowledge, no Employee Plan which is a Multiemployer Plan is or is reasonably expected to become "insolvent" or in "reorganization," as such terms are defined for purposes of Title IV of ERISA. Between the date of this Agreement and the Closing Date, the Company will use reasonable efforts to determine the aggregate amount of withdrawal liability which would be incurred if the Company were to incur a complete withdrawal from any of the scheduled Multiemployer Plans on or before the Closing Date and shall provide such withdrawal liability amount to the Investors.

          (d) Each Employee Plan which is intended to be qualified under Section 401(a) of the IRC received a favorable determination letter from the Internal Revenue Service that it is so qualified and, to The Company's knowledge, no event has occurred since the date of such determination letter to adversely affect the qualified status of such Plan. Prior to the execution of this Agreement, the Company has furnished or made available to Buyer the most recent determination letter of the Internal Revenue Service relating to each such Employee Plan for which such a letter has been received. Except as set forth on Schedule 2.14(d), each Employee Plan and to the knowledge of the Company, each Multiemployer Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including ERISA and the IRC, and with respect to each Employee Plan maintained by the Company, the Company has submitted or will submit a request for a determination letter from the Internal Revenue Service in accordance with Revenue Procedure 2001-55.

          (e) Schedule 2.14(e) lists each Benefit Arrangement. Prior to the execution of this Agreement, The Company has furnished or made available to the Investors copies or descriptions of each Benefit Arrangement. Each Benefit Arrangement has been maintained in compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations.

          (f) There has been no amendment to, written interpretation of or announcement (whether written or not written) by the Company or any of its ERISA Affiliates relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement which would increase materially the expense of maintaining such Plan or Arrangement above the level of the expense incurred in respect thereof for the most recent fiscal year. Neither the Company nor any Affiliate nor, to the knowledge of the Company, any employee of the Company has taken any action or made any statement that could preclude or interfere with the right of the Company or its successor to reduce or eliminate any post-retirement welfare benefits provided under any Employee Plan or Benefit Arrangement.

          (g) The accumulated post-retirement benefit obligations in accordance with the principles of Financial Accounting Standard No. 106, is fairly presented on Schedule 2.14(g).

          (h) No legal action, suit or claim is pending or, to the knowledge of the Company, threatened, with respect to any Employee Plan or Benefit Arrangement (other than claims for benefits in the ordinary course). The Company has not engaged in a transaction in connection with any Employee Plan in which the Company would be subject to wither a civil penalty pursuant to Section 502(i) of ERISA or tax pursuant to Section 4975 of the IRC. Except as disclosed in Schedule 3.13(i), no employee of the Company will become entitled to any retirement, severance or other benefit solely as a result of the transactions contemplated hereby.

          (i) The obligation for unfunded pension obligations, calculated in accordance with the principles of Financial Accounting Standard No. 87, under all defined benefit plans maintained by the Company is fairly presented on Schedule 2.14(i).

          (j) The Company does not employ any person outside the United States, and no Employee Plan or Benefit Arrangement is maintained principally for employees of the Company outside the United States.

          (k) The assets include sufficient equipment, books, records (including personnel and employment records), computer software programs and data, rights under contracts and other assets necessary to administer the Benefit Arrangements and Employee Plans without interruption on and after the Closing Date.

          (l) The Company shall provide with a list of each insurance policy of the Company maintained under or in connection with any Benefit Arrangement or Employee Plan.

     2.15 Environmental Laws. Except as otherwise disclosed on Schedule 2.15:

          (a) The Company has complied in all material respects with all Environmental Laws and neither the Company nor any of its presently owned real property or presently conducted operations, nor its previously owned real property or prior operations, is subject to any Environmental Claims. respecting (i) compliance with any Environmental Law or (ii) any potential liabilities and costs or Remedial Action arising from the Release or threatened Release of a Hazardous Material.

          (b) The Company has obtained all material permits necessary for its current operations under Environmental Laws, and all such permits are in good standing and the Company is in compliance with all material terms and conditions of such permits.

          (c) Neither the Company, nor, to the Company's knowledge, any of its predecessors in interest, has in violation of applicable law stored, transported, treated or disposed of any Hazardous Material except in material compliance with Environmental Laws.

          (d) The Company has not received any Environmental Claims notice indicating that it is not currently in compliance with, or that any Governmental Entity is investigating its compliance with, any Environmental Laws or that it is or may be liable to any other Person as a result of a Release or threatened Release of a Hazardous Material.

          (e) There has been no Release at any of the properties owned or operated by the Company or a predecessor in interest, or to the Company's knowledge, at any disposal or treatment facility which received Hazardous Materials generated by the Company or any predecessor in interest.

     2.16 Legal Compliance. The Company and the conduct and operation of its business is and has been in compliance with each law (including rules, regulations and administrative orders thereunder) of any Governmental Entity that (a) affects or relates to this Agreement or the transac-tions contemplated hereby or (b) is applicable to the Company or its respective businesses, other than where the failure to be or to have been in compliance would not individually or in the aggregate have a Company Material Adverse Effect or materially impair the ability of the Company to own and operate the properties, assets and business of the Company following the Closing in the ordinary course of business.

     2.17 Insurance Coverage. All material tangible assets and risks of the Company are covered by currently effective insurance policies or binders of insurance or programs of self-insurance in such types and amounts as are consistent with customary practices and standards of companies engaged in businesses and operations similar to the business conducted by the Company. The Company has furnished or made available to the Investors true and complete copies of all insurance policies and fidelity bonds relating to such aforementioned tangible assets, the operation of the business of the Company and the employees, officers and directors of the Company. Except as set forth on
Schedule 2.17, to the Company's knowledge, there is no material claim by the Company pending under any of such policies or bonds relating to the assets, the operation of the business or the employees, officers or directors of the Company.

     2.18 Brokers' Fees. The Company has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement, except for the fees payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to the Company.

     2.19 Settlement Agreement. The Company and Owens-Illinois and Owens-Brockway Glass Container Inc. have entered into the Settlement Agreement dated as of March 8, 2002 and a Limited License Agreement dated March 8, 2002, and such agreements are in full force and effect and all payments required to be made to date by the Company thereunder have been made. All litigation of Owens-Illinois or Owens-Brockway Glass Container Inc. against the Company have been settled.

                                   ARTICLE III

                      REPRESENTATIONS AND WARRANTIES OF CCM

     CCM represents and warrants to the Company as follows:

     3.1 Organization, Qualification, Corporate Power and Authority. (a) CCM is duly organized, validly existing and in good standing under the laws of the State of Delaware. CCM is duly qualified to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, other than where the failure to be so qualified would not individually or in the aggregate have an Investor Material Adverse Effect. CCM has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. CCM has at all times complied with, and is not in default under or in violation of, any provision of its organizational documents, other than where the failure to so comply and such defaults and violations would not individually or in the aggregate have an Investor Material Adverse Effect.

     (b) CCM has all requisite power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement by CCM, the performance of this Agreement and the consummation of the transactions contemplated hereby by CCM has been duly and validly authorized by all necessary action on the part of CCM. This Agreement has been duly and validly executed and delivered by CCM and constitutes a valid and binding obligation of CCM, enforceable against CCM in accordance with its terms.

     3.2 Noncontravention. Neither the execution and delivery of this Agreement by CCM nor the consummation of the transactions contemplated hereby will (a) violate any provision of CCM's organizational documents, (b) except for the applicable requirements of the Securities Act and the Exchange Act and any applicable state and foreign securities laws, require on the part of CCM any filing with, or any permit, authorization, consent or approval of, any Governmental Entity, other than where the failure to make or obtain such filings, permits, authorizations, consents or approvals would not individually or in the aggregate have an Investor Material Adverse Effect, or (c) violate, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of indebtedness, Lien or other arrangement to which CCM is a party or by which CCM is bound or to which any of its assets is subject or any judgment, order, writ, injunction, decree, statute, rule or regulation applicable to CCM or any of its properties or assets, other than such conflicts, violations, breaches, defaults, accelerations, terminations, modifications, cancellations or notices, consents or waivers as would not individually or in the aggregate have an Investor Material Adverse Effect.

     3.3 Brokers' Fees. CCM does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

     3.4 Investment Intent. (a) Each Investor is a "qualified institutional buyer" (as such term is defined in Rule 144A under the Securities Act), with such knowledge and experience in financial and business matters as are necessary in order to evaluate the merits and risks of an investment in the Purchased Shares.

     (b) CCM is acquiring the Purchased Shares for investment for CCM's own account or for the account of investment funds and accounts managed by it or its affiliates, and not with a view to, or for resale in connection with, any distribution or public offering thereof in violation of the Securities Act.

     3.5 Available Funds. CCM manages investment funds and managed accounts on a discretionary basis with the funds necessary to consummate the transactions contemplated hereby.

                                   ARTICLE IV

                                    COVENANTS

     4.1 Reasonable Best Efforts. Each Party shall cooperate and use its reasonable best efforts to fulfill the conditions precedent to the other Party's obligations hereunder and to cause the transactions contemplated by this Agreement to be consummated in accordance with the terms hereof, and without limiting the generality of the foregoing shall use its reasonable best efforts to obtain all necessary Governmental Entity and third-party approvals, waivers, consents, permits, licenses, registrations and other authorizations required in connection with this Agreement and the transactions contemplated hereby, including, without limitation, entry of the Confirmation Order, and to make all filings with and to give all notices to third parties which may be necessary or reasonably required of it in order to consummate the transactions contemplated hereby and thereby and to comply with its obligations under the Reorganization Plan (except, with respect to the Investors, if the Plan is changed in any material respect without the Investors' prior written consent).

     4.2 Approvals; Consents. Each Party shall obtain and maintain in full force and effect all approvals, consents, permits, licenses and other authorizations from all Governmental Entities reasonably necessary or required, in the case of the Investors, for the purchase of the Purchased Shares, and in the case of the Company, for the operation of the business of the Company in the ordinary course of business, as and when such approvals, consents, permits, licenses or other authorizations are necessary or required, except where the failure to do so would not have a Company Material Adverse Effect or an Investor Material Adverse Effect, as applicable, or materially impair the ability of the Company or the Investors to consummate the transactions contemplated hereby or the Company to own and operate the properties, assets and business of the Company following the Closing in the ordinary course of business. Without limiting the generality of the foregoing, each Party shall maintain its respective authorizations in full force and effect, shall not take any action which could reasonably be expected to have a material adverse effect on such authorizations or any licenses and authorizations, shall diligently pursue all applications and shall, prior to the expiration date of any material authorization, timely file for the renewal of any such authorization. The Parties shall consult with one another as to the approach to be taken with any Governmental Entity with respect to obtaining any necessary consent to the transactions contemplated hereby and by the Reorganization Plan, and each of the Parties shall keep the other Party reasonably informed as to the status of any such communications with any Governmental Entity.

     4.3 Bankruptcy Covenants. (a) The Company shall file its motion to approve the Investor Breakup Fee as soon as practicable after the Petition Date, but in no event later than five (5) Business Days after the Petition Date, seeking therein the approval of the Bankruptcy Court to the payment of the Investor Breakup Fee in accordance with the terms of this Agreement and the treatment of any unpaid portion of the Investor Breakup Fee as an administrative priority claim under Section 503(b) of the Bankruptcy Code. The motion and the Approval Order shall be acceptable in form and substance to the Investors and their counsel. The Company shall use its reasonable best efforts to cause the Bankruptcy Court to enter the Approval Order as soon as practicable after the Petition Date, but in any case, not later than thirty (30) days after the Petition Date.

     (b) As soon as practicable following the execution of this Agreement, the Company shall file the Reorganization Plan with the Bankruptcy Court. As soon as practicable following the filing of the Reorganization Plan, the Company shall file with the Bankruptcy Court a Disclosure Statement related thereto in form and substance reasonably acceptable to the Investors and the Company (the "Disclosure Statement"). The Company shall exercise its reasonable best efforts to (i) obtain Bankruptcy Court approval of the Disclosure Statement; (ii) solicit and obtain acceptances of the Reorganization Plan in accordance with the provisions of the Bankruptcy Code, and (iii) confirm the Reorganization Plan, either consensually, or by way of "cram down" under Section 1129(b) of the Bankruptcy Code. Without the prior written consent of the Investors, the Company shall not amend or modify in any material respect any provision of the Reorganization Plan material to the interests of the Investors pursuant to this Agreement, or withdraw the Reorganization Plan or file any other plan of reorganization, except in connection with termination of this Agreement. Without the prior written consent of the Investors, which consent shall not be unreasonably withheld or delayed, the Company shall not amend or modify in any material respect the Disclosure Statement. Except in conjunction with termination of this Agreement, all motions, agreements, orders, stipulations and settlements entered into with respect to the Company or any of its rights, obligations, assets or liabilities shall be consistent with the rights of the Investors pursuant to this Agreement.

     (c) Without limiting the provisions of this Agreement, the Approval Order or the Reorganization Plan, the Company shall promptly provide the Investors with drafts of all documents, motions, orders, filings or pleadings that the Company proposes to file with the Bankruptcy Court which relate to the consummation or approval of the Reorganization Plan or this Agreement, and will provide the Investors with reasonable opportunity to review such filings to the extent reasonably practicable. The Company shall promptly provide the Investors with copies of all pleadings (other than proofs of claim below $10,000 in amount) received by or served by or upon the Company in connection with the Chapter 11 Proceeding after the date hereof, unless Cerberus Capital Management, L.P. is specifically listed on the certificate of service relating to such pleading.

     (d) The Company shall oppose and/or seek any necessary relief to preclude to the extent possible, any and all actions taken by third parties that if successful, would be contrary to the terms of this Agreement, the Reorganization Plan or otherwise adversely affect the consummation and implementation of the Reorganization Plan, including, without limitation, any attempts to terminate or modify the Company's exclusive right to file and confirm any plan of reorganization under the Bankruptcy Code, any actions to terminate or modify the automatic stay to allow the exercise of remedies against the Company or the property of its bankruptcy estate, any motion to dismiss or convert the bankruptcy case or any actions taken by third parties to obtain control, directly or indirectly, of the Company for the purpose of withdrawing the Reorganization Plan or otherwise precluding its confirmation.

     4.4 Operation of Business. (a) Except as otherwise contemplated or permitted by this Agreement, the Company shall conduct its operations in the ordinary course of business and in compliance with all other applicable laws and regulations, and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organization, keep its physical assets in good working condition, pay all Taxes as they become due and payable, maintain insurance on its business and assets (in amounts and types consistent with past practice), keep available the services of its operating management and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect.

     (b) Without limiting the generality of the foregoing, prior to the Closing, the Company shall not without the prior written consent of the Investors (which consent shall not be unreasonably withheld or delayed) and except as otherwise contemplated by this Agreement or the Reorganization Plan or as ordered by the Bankruptcy Court:

          (1) abandon or cancel any Intellectual Property Rights, or otherwise take or omit to take any action which could reasonably be expected to have an adverse effect on the value, validity or enforceability of the Intellectual Property Rights;

          (2) amend its certificate of incorporation, by-laws or other comparable organizational documents;

          (3) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock, (B) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its outstanding capital stock, or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

          (4) except for assets not in excess of $500,000 in fair market value in the aggregate, sell, lease, license, mortgage, pledge, encumber or dispose of (collectively, "Dispose") any of its assets or acquire or Dispose of any assets or shares or other equity interests in or securities of the Company, other than in the ordinary course of business;

          (5) enter into, materially amend, terminate, breach in any manner that would prevent the assumption thereof under Section 365 of the Bankruptcy Code, or reject or be deemed to reject any Company Contract other than entering into agreements with unaffiliated customers and suppliers, on an arm's-length basis and in the ordinary course of business;

          (6) change in any material respect its accounting methods, principles or practices, except insofar as may be required by a concurrent change in GAAP;

          (7) issue, sell, grant or pledge any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, other than upon the exercise of options, or upon the conversion or exchange of securities, outstanding on the date of this Agreement;

          (8) make any Tax election or settle or compromise any material Tax liability or any pending or threatened suit or action;

          (9) (x) grant Company Options or other equity-related awards, (y) grant any increase (or any rights to an increase) in the compensation, bonus, severance, termination pay or other benefits of any former or current employee, agent, consultant, officer or director of the Company, unless such increase is pursuant to the terms of the existing collective bargaining agreement or any new collective bargaining agreement entered into by the Company after the date hereof that is reasonably acceptable to the Investors or (z) enter into or amend any employment agreement, deferred compensation, consulting, severance, termination, indemnification or any other such agreement with any such former or current employee, agent, consultant, officer or director of the Company;

          (10) incur any indebtedness other than pursuant to the DIP Facility (it being understood that if the DIP Facility is not approved by the Bankruptcy Court the Company may procure alternative debtor-in-possession financing on terms reasonably satisfactory to the Investors) or the Reorganization Plan;

          (11) enter into any transaction, contract or arrangement with an Affiliate;

          (12) release any third party from any material obligation, or grant any consent, under any confidentiality or other material agreement, or fail to fully enforce any such agreement, except in the ordinary course of business; or

          (13) agree, in writing or otherwise, to take or file a motion seeking permission for, or consent to any motion or other request by a third party in respect of, any of the foregoing actions.

     4.5 Notice of Breaches. Each Party shall promptly deliver to the other Party written notice of any event or development that would (a) render any statement, representation or warranty of such Party in this Agreement (including the Disclosure Letter) inaccurate or incomplete in any material respect, or (b) constitute or result in a breach by such Party of, or a failure by such Party to comply with, any agreement or covenant in this Agreement applicable to such Party. No such disclosure, in and of itself, shall be deemed to avoid or cure any such misrepresentation or breach.

     4.6 Exclusivity. (a) From and after the date hereof, the Company shall not, and shall use its reasonable best efforts to cause each of its directors, officers, employees, financial advisors, representatives or agents not to, directly or indirectly, (i) solicit, initiate, engage or participate in or encourage discussions or negotiations with any Person (other than the Investors) concerning any merger, consolidation, sale of material assets, tender offer for, recapitalization of or accumulation or acquisition of securities issued by the Company, proxy solicitation or other business combination involving the Company (collectively, "Company Acquisition Proposals") or (ii) provide any non-public information concerning the business, properties or assets of the Company to any Person in connection with any Company Acquisition Proposal (other than (x) to the Investors, (y) to the Company's creditors in accordance with existing confidentiality arrangements or (z) as may be required by the Bankruptcy Court). The Company shall cease immediately any and all existing activities, discussions or negotiations with any Person other than the Investors with respect to any Company Acquisition Proposal.

     (b) Notwithstanding the provisions of Section 4.6(a), the Company may, to the extent required by the fiduciary duties imposed under applicable law, in good faith after consultation with outside legal counsel, participate in discussions or negotiations with, and, subject to the requirements of Section 4.6(b)(ii), furnish information to, any Person or group of Persons (a "Third Party") from which the Company has received a bona fide unsolicited indication of interest which is reasonably likely to result in a Company Acquisition Proposal from which the Company would receive, in the good faith judgment of the board of directors of the Company (after consultation with an outside financial advisor), greater value than the value of the transactions contemplated by this Agreement (a "Superior Proposal"), so long as such Superior Proposal:

          (i) is accompanied by satisfactory evidence of committed financing or other ability to perform;

          (ii) is accompanied by a deposit (by means of a certified check or wire transfer) equal to or greater than the Investor Breakup Fee (as defined in Section 6.2(b); and

          (iii) the Company does not provide any non-public information to a Third Party except pursuant to a written non-disclosure agreement executed by such Third Party.

     4.7 Full Access. The Company shall permit the Investors and the financial advisors, legal counsel, accountants, consultants and other authorized representatives of the Investors to have full access (at all reasonable times, and in a manner so as not to interfere with normal business operations) to all premises, properties, financial and accounting records, contracts, other records and documents, and personnel, of or pertaining to the Company, provided that each such authorized representative of the Investors other than legal counsel has executed a confidentiality agreement which is satisfactory to the Company. The Company shall cause its officers and management to cooperate fully with the representatives and agents of the Investors and shall make themselves available to the extent reasonably necessary to complete the due diligence process and the consummation of the transactions contemplated hereby. During the period prior to the Closing, the Company shall furnish as promptly as practicable to the Investors (a) a copy of each report, schedule and other document filed by it pursuant to the Exchange Act and any material document received by the Company from a Governmental Entity, and (b) all other information as the Investors reasonably may request in connection with the transactions contemplated hereby.

     4.8 Disclosure Statement. The Company shall prepare the Disclosure Statement in accordance with the provisions of the Bankruptcy Code and applicable case law. The Investors shall furnish such information as the Company may reasonably request to allow the Company to provide "adequate information" in the Disclosure Statement within the meaning of that term under Section 1125 of the Bankruptcy Code. The Company shall consult with the Investors and their counsel in connection with, and shall permit the Investors and their counsel to participate in, the preparation and Bankruptcy Court approval process of the Disclosure Statement and any amendments or supplements thereto.

     4.9 Restrictions on Transfer of Securities. Each certificate representing
(i) the Purchased Shares or (ii) any other securities issued in respect of the Purchased Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event (the securities described in clauses (i) and (ii) above being referred to collectively as "Restricted Securities") shall, unless otherwise permitted by this Section 4.9, be stamped or otherwise imprinted with a legend in substantially the following form (in addition to any other legend(s) required under any applicable state securities or "blue sky" laws):

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN ANY WAY IN THE ABSENCE OF SUCH REGISTRATION OR DELIVERY OF AN OPINION TO THE COMPANY (FROM LEGAL COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY) REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT THE SALE, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION UNDER SUCH ACT AND LAWS. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SECURITIES AND THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE RECORD HOLDER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE DIRECTED TO THE SECRETARY OF THE COMPANY.

     The Company shall promptly remove any such legend upon written request of the record holder of any such certificate accompanied by an opinion of counsel (by counsel reasonably acceptable to the Company) reasonably satisfactory to the Company to the effect that such legend is no longer required by applicable law and when such legend no longer is required by the terms of this Agreement.

     4.10 Insurance Policies. The Company shall renew the insurance policy covering (a) fiduciary liability expiring on May 28, 2002 and (b) property liability expiring October 1, 2002, such that the Company is the sole beneficiary and no other corporation or entity shall be covered by such policies.

     4.11 Directors' and Officers' Insurance. (a) Subject to Section 4.11(c), the Investors and the Company agree that all rights to indemnification and all limitations on liability existing in favor of any of all indemnified parties as provided in the certificate of incorporation or by-laws of the Company in effect as of the date hereof, shall survive the Closing and shall continue in full force and effect to the fullest extent permitted by law. Subject to Section 4.11(c), for a period of not less than six years after the Closing, the Amended and Restated Certificate of Incorporation and Amended and Restated By-laws shall contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of (and advancement of expenses to) directors, officers, employees and agents than as are set forth in the certificate of incorporation and by-laws of the Company, as in effect on the date hereof, unless otherwise required by law.

     (b) Subject to Section 4.11(c), as of the Closing, the Company shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agree-ment or who becomes prior to the Closing, an officer, director, employee or agent of the Company (collectively, the "Indemnified Parties") against all losses, reasonable expenses (including reasonable attorneys' fees), claims, damages, liabilities or amounts that are paid in settlement of, or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (an "Indemnity Claim"), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party is or was a director, officer, employee or agent of the Company or of any Subsidiary of the Company or a trustee or fiduciary of any plan for the benefit of employees of the Company and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Closing (including, without limitation, any Indemnity Claim arising out of this Agreement or any of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Closing, in each case to the fullest extent permitted under the Delaware General Corporation Law ("DGCL"), and shall pay any expenses, as incurred, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL. Without limiting the foregoing, in the event any such Indemnity Claim is brought against any of the Indemnified Parties, (i) such Indemnified Parties may retain counsel (including local counsel) satisfactory to them and which shall be reasonably satisfactory to the Company and shall pay, jointly and severally, all reasonable fees and expenses of such counsel for such Indemnified Parties; and (ii) the Company shall use all reasonable efforts to assist in the defense of any such Indemnity Claim, provided that the Company shall not be liable for any settlement effected without its written consent, which consent, however, shall not be unreasonably withheld.

     (c) Notwithstanding anything to the contrary in this Section 4.11, in no event shall any Indemnified Party be entitled to any indemnification or other protection from the Company for (i) any action constituting a breach of such Indemnified Party's duty of loyalty to the Company or the Company's stockholders or (ii) any act or omission not taken in good faith or which involved intentional misconduct or a known violation of law.

     (d) With respect to any determination of whether an Indemnified Party is entitled to indemnification under this Section 4.11, the Indemnified Party shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Party and approved by the Company (which approval shall not be unreasonably withheld) and who has not otherwise performed services within the last three years for the Company or any Subsidiary (other than as special counsel under this Agreement for the purposes of this Section 4.11) or the Indemnified Party.

     (e) The Company will maintain for a period of not less than six years from the Closing, the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Closing ("D&O Insurance") for all persons who are directors and officers of the Company on the date of this Agreement and for all former directors and officers of the Company, so long as the annual premium therefor would not be in excess of 200% of the last annual premium therefor paid prior to the date of this Agreement (the "Maximum Premium"). If the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Company will use its best efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum

Premium, on terms and conditions no less advantageous to the covered persons than the existing D&O Insurance.

     (f) Notwithstanding any other provisions hereof, the obligations of the Company contained in this Section 4.11 shall be binding upon the successors and assigns of the Company. In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other person or (ii) transfers all or substantially all of its properties or assets to any person, then, and in each case, proper provision shall be made so that successors and assigns of the Company honor the indemnification obligations set forth in this Section 4.11.

     (g) The obligations of the Company under this Section 4.11 shall survive the Closing and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 4.11 applies without the consent of such affected person (it being expressly agreed that the Indemnified Parties to whom this Section 4.11 applies shall be third party beneficiaries of this Section 4.11, each of whom may enforce the provisions of this Section 4.11).

     4.12 Payment of Subsequent Equity Fee. The Company shall pay to the Investors a subsequent equity fee in the aggregate amount of $500,000 in immediately available funds on the later of (x) the date the Schedules are agreed to by the Company and the Investors pursuant to the first paragraph of
Article II and (y) the first date on which the Company is in receipt of executed Lock-up Letters (as such term is defined in Section 6.1(7)) from both the Minimum Noteholders (as such term is defined in Section 6.1(7)) and the Minimum Series A Holders (as such term is defined in Section 6.1(7)).

                                    ARTICLE V

                              CONDITIONS TO CLOSING

     5.1 Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction, or waiver by that Party, of the following conditions:

          (1) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any Governmental Entity that prohibits, and no action, suit or proceeding shall be pending or threatened by any Governmental Entity challenging, the consummation of any of the transactions contemplated hereby;

          (2) all consents, orders and approvals from all Governmental Entities (including under applicable Environmental Laws) and other Persons or entities listed in Schedule 2.3 or Schedule 3.2 shall have been obtained and shall be in effect; and

          (3) the Confirmation Order, in a form reasonably satisfactory to each of the Parties (and, except as otherwise mutually agreed by the Parties, the Reorganization Plan confirmed by the Bankruptcy Court shall not differ materially from the Reorganization Plan appearing as Exhibit C), shall have been entered by the Bankruptcy Court and shall have become a Final Order. For purposes of this Agreement, a "Final Order" shall mean an order of the Bankruptcy Court that has been in full force and effect for 11 days without any stay or material modification or amendment thereof, and the time to appeal or petition for certiorari designated by statute or regulation shall have expired and no appeal or petition for certiorari shall be pending or, if an appeal or petition for certiorari has been timely filed or taken, the order or judgment of the tribunal shall have been affirmed (or such appeal or petition shall have been dismissed as moot) by the highest court (or other tribunal having appellate jurisdiction over the order or judgment) to which the order was appealed, or the petition for certiorari shall have been denied, and the time to take any further appeal or to seek further certiorari designated by statute or regulation shall have expired.

     5.2 Conditions to Obligations of the Investors. The obligation of the Investor to consummate the transactions to be performed by the Investor in connection with the Closing is subject to the satisfaction, or waiver by each Investor, at and as of the Closing Date, of the following conditions:

          (1) the representations and warranties of the Company contained in this Agreement that are qualified as to materiality or Company Material Adverse Effect shall be true and correct in all respects, with the same effect as though such representations and warranties were made as of the Closing Date; the representations and warranties of the Company made in this Agreement that are not qualified as to materiality or Company Material Adverse Effect shall be true and correct in all material respects as of the time of the Closing Date as though made as of such time; the Company shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by the Company by the Closing Date; and the Company shall have delivered to the Investors a certificate to the effect that each of the conditions specified in Section 5.2 is satisfied;

          (2) there shall not have occurred between the date of this Agreement and the Closing Date a Company Material Adverse Effect;

          (3) the Company shall have issued the Purchased Shares;

          (4) the execution and delivery by senior operating management of employment agreements with the Company reasonably satisfactory to the Investors;

          (5) at or prior to Closing, the Employee Plan that is treated as a Multiemployer Plan shall have been merged into the Multiemployer Plan of the Glass Model, Pottery, Plastics and Allied Workers Union on terms and conditions reasonably satisfactory to the Investor (which shall include, without limitation, a payment by the Company to such Plan of not more than $20,000,000 at Closing);

          (6) the Company shall have furnished to the Investor a certification, dated not more than thirty (30) days prior to the Closing Date, stating that the Company is not and never has been a "United States real property holding corporation" as defined in Section 897 of the IRC;

          (7) the Investors shall have received not later than ten days prior to the scheduled hearing for the Confirmation Order copies of the Phase I Environmental Reports (and, if the results of such Phase I Environmental Reports require, in the reasonable judgment of the Investors, Phase II Environmental Reports, then Phase II Environmental Reports) prepared after the date hereof with respect to all Fee Properties and Leased Properties; and

          (8) the derivative action currently pending in the Court of Chancery of the State of Delaware captioned Comac Partners, L.P., et al. v. John J. Ghaznavi, et al., defendants, shall have been resolved for an amount to be paid by the defendants (either directly or through the proceeds of insurance) of at least $8 million and otherwise on a basis mutually satisfactory to the Company and the Investors.

     5.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction, or waiver by the Company, at and as of the Closing Date, of the following conditions:

          (1) the representations and warranties of the Investors contained in this Agreement, shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties were made as of the Closing Date, and each Investor shall have delivered to the Company a certificate to the effect that each of the conditions specified in this Section 5.3 is satisfied in all respects as to such Investor;

          (2) the Investor shall have delivered the Purchase Price against delivery of the Purchased Shares and otherwise shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by the Investors under this Agreement as of or prior to the Closing; and

          (3) the Investor, the Company and any other necessary third party shall have executed and delivered all agreements relating to the Tranche B Term Loan, there shall be no unsatisfied conditions precedent to the funding of such loan other than the Closing hereunder and the Tranche B Term Loan shall be funded concurrently with the Closing hereunder.

     5.4 Frustrations of Conditions. Neither any Investor nor the Company may rely on the failure of any condition set forth in Section 5.2 or 5.3 respectively, to be satisfied if such failure was caused by such party's failure to act in good faith or to use its reasonable efforts to cause the Closing to occur, as provided under this Agreement.

                                   ARTICLE VI

                                   TERMINATION

     6.1 Termination. At any time prior to the Closing, this Agreement may be terminated as follows:

          (1) the Parties may terminate this Agreement by mutual written consent;

          (2) the Investors may terminate this Agreement by giving written notice to the Company in the event that (I) (A) the Company is in breach
     (i) of any of its representations and warranties contained in this Agreement that are qualified as to materiality or Company Material Adverse Effect, (ii) of any of its representations and warranties contained in this Agreement that are not qualified as to materiality or Company Material Adverse Effect, except where the matters in respect of which such representations and warranties are in breach would not individually or in the aggregate have a Company Material Adverse Effect, or (iii) of any covenant or agreement contained in this Agreement in any material respect, and in either case such breach either (x) is not subject to cure or (y) if subject to cure, is not cured by the earlier of the Confirmation Date or 30 days after delivery of written notice thereof (which notice shall specify in reasonable detail the nature of such breach) and (B) the Investor is not in material breach of any of its representations, warranties or obligations hereunder or (II) in the good faith judgment of the Investors, the estimated costs for any Environmental Liabilities of the Company will materially exceed the $13,000,000 set aside in the Company's Reserve Account for the Environmental Department;

          (3) the Company may terminate this Agreement by giving written notice to the Investors in the event that (A) any Investor is in breach (i) of any of its representations and warranties contained in this Agreement that are qualified as to materiality or Investor Material Adverse Effect, (ii) of any of its representations and warranties contained in this Agreement that are not qualified as to materiality or Investor Material Adverse Effect, except where the matters in respect of which such representations and warranties are in breach would not individually or in the aggregate have an Investor Material Adverse Effect, or (iii) of its covenants or agreements contained in this Agreement in any material respect, and in either case such breach either (x) is not subject to cure or (y) if subject to cure, is not cured by the earlier of the Confirmation Date or 30 days after delivery of written notice thereof (which notice shall specify in reasonable detail the nature of such breach) and (B) the Company is not in material breach of any of its representations, warranties or obligations hereunder;

          (4) either Party may terminate this Agreement by giving written notice to the second Party (i) if on or prior to May 31, 2002, the Disclosure Statement is not approved to the first Party's reasonable satisfaction;
     (ii) if on or prior to July 31, 2002, the Confirmation Order has not been entered by the Bankruptcy Court; or (iii) on or after September 30, 2002, if the Closing shall not have occurred on or before such date (in each case unless the failure results primarily from a breach of any representation, warranty or other obligation under this Agreement or under the Reorganization Plan on the part of the first Party);

          (5) the Company may terminate this Agreement in connection with an alternative transaction with a Third Party pursuant to a Superior Proposal by giving written notice to the Investors;

          (6) the Investors may terminate this Agreement by giving written notice to the Company if the Company shall have accepted a Company Acquisition Proposal, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a Company Acquisition Proposal with a Person other than any of the Investors;

          (7) the Investors may terminate this Agreement if the Company shall not have delivered to the Investors, prior to the filing of the Petition, executed lock-up letters (the "Lock-up Letters") in substantially the form previously agreed to by the Investors from holders holding at least (I) 50% in aggregate principal amount of the Company's 9-7/8% Senior Notes due 2008 (the "Minimum Noteholders") and (II) 50% in aggregate liquidation preference of the Series A Preferred Stock (the "Minimum Series A Holders"), pursuant to which the parties thereto agree to support and take all reasonable actions to facilitate the solicitation, confirmation and consummation of the Plan of Reorganization;

          (8) the Investors may terminate this Agreement if the Company has not delivered to the Investors the Schedules to this Agreement at or before the close of business on March 22, 2002 in form and substance reasonably satisfactory to the Investors; or

          (9) the Investors may terminate this Agreement if the Closing has not yet occurred and the EBITDA (defined as income from operations plus depreciation, amortization and other non-cash charges) of the Company is less that $75 million for the twelve months ended July 31, 2002 or $78 million for the twelve months ended August 31, 2002.

     6.2 Effect of Termination; Investor Breakup Fee. (a) If either Party terminates this Agreement pursuant to Section 6.1, all obligations of the Parties hereunder will terminate without any liability of either Party to the other Party except as specifically provided in this Section 6.2, provided that this Section 6.2 and Article VIII shall survive any such termination.

     (b) In the event that this Agreement is terminated pursuant to Section 6.1(5) or 6.1(6) (such a termination being herein called a "Breakup Event"), then the Company shall pay to the Investors the aggregate amount of $5,000,000 (the "Investor Breakup Fee"), such Investor Breakup Fee having been approved by the Bankruptcy Court pursuant to the Approval Order, by wire transfer of immediately available funds upon the confirmation and consummation of any alternative plan of reorganization with respect to the Company pursuant to a Superior Proposal referred to in Section 6.1(5) or a Company Acquisition Proposal referred to in Section 6.1(6), as applicable.

     (c) In the event that this Agreement is terminated pursuant to Section 6.1(3), then no Investor Breakup Fee shall be payable and the Investor shall (i) be liable for and pay to the Company any and all additional damages available thereto at law or in equity to the extent of proven damages incurred by the Company by reason thereof and (ii) repay the amounts reimbursed under the Expense Letter.

                                   ARTICLE VII

                                   DEFINITIONS

     When used in this Agreement, the following terms have the following meanings:

     "Affiliate" means a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person, including but not limited

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to a subsidiary of the first Person, a Person of which the first Person is a subsidiary, or another subsidiary of a Person of which the first Person is also a subsidiary.

     "Balance Sheet Date" means December 31, 2001.

     "Benefit Arrangement" means any employment, severance or similar contract or arrangement (whether or not written) or any plan, policy, fund, program or contract or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, worker's compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) that
(i) is not an Employee Plan, (ii) is entered into, maintained, administered or contributed to or obligated to be contributed to, as the case may be, by the Company or an ERISA Affiliate and (iii) covers any employee or former employee of the Company by virtue of the individual's employment with the Company.

     "Business Day" means any day that is not a Saturday or Sunday or a legal holiday on which banks are authorized or required by law to be closed in Florida or New York.

     "Company Material Adverse Effect" means a material adverse effect on (i) the businesses, assets (including licenses, franchises and other intangible assets), properties, financial condition or operating results of the Company, taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated hereby.

     "Confidentiality Agreement" means the confidentiality agreement dated as of December 20, 2001 by and between the Company and Cerberus Capital Management, L.P.

     "control" (including the terms "controls," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

     "Employee Plan" means any "employee benefit plan", as defined in Section 3(3) of ERISA, that (i) is subject to any provision of ERISA, (ii) is maintained, administered or contributed to or obligated to be contributed to by the Company or an ERISA Affiliate and (iii) covers any employee or former employee of the Company by virtue of the individual's employment with the Company.

     "Environmental Claims" refers to any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication from any governmental agency, department, bureau, office or other authority, or any third party involving violations of Environmental Laws or Releases of Hazardous Materials from (i) any assets, properties or businesses of the Company or any predecessor in interest; (ii) adjoining properties or businesses; or (iii) or onto any facilities which received Hazardous Materials generated by the Company or any predecessor in interest.

     "Environmental Laws" includes the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. 9601 et seq., as amended; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. 6901 et seq., as amended; the Clean Air Act ("CAA"), 42 U.S.C. 7401 et seq., as amended; the Clean Water Act ("CWA"), 33 U.S.C. 1251 et seq., as amended; the Occupational Safety and Health Act ("OSHA"), 29 U.S.C. 655 et seq., as amended, and any other federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directed duties, licenses, authorizations and permits of, and agreements with, any Governmental Entity, in each case relating to environmental, health, safety and land use matters imposing liability or establishing standards of conduct for protection of the environment.

     "Environmental Liabilities" means any monetary obligations, losses, liabilities (including strict liability), damages, punitive damages, consequential damages, treble damages, costs and expenses (including all reasonable out-of-pocket fees, disbursements and expenses of counsel, out-of-pocket expert and consulting fees and out-of-pocket costs for environmental site assessments, remedial investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any Environmental Claim filed by any Governmental Authority or any third party which relate to any violations of Environmental Laws, Remedial Actions, Releases or threatened Releases of Hazardous Materials from or onto (i) any property presently or formerly owned by the Company or any of its Subsidiaries or a predecessor in interest, or (ii) any facility which received Hazardous Materials generated by the Company or any of its Subsidiaries or a predecessor in interest.

     "ERISA" means the Employee Retirement Income Security Act of 1974, and regulations promulgated thereunder.

     "ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Company within the meaning of Section 414(b) or
(c) of the IRC (and Sections 414(m) and (o) of the IRC for purposes of provisions relating to Section 412 of the IRC).

     "Expense Letter" means the letter dated as of February 21, 2002 from Cerberus Capital Management, L.P. to the Company.

     "Governmental Entity" means any government or any court, arbitration tribunal, administrative agency or commission or other governmental or regulatory authority or agency, whether federal, state, local, or foreign.

     "Hazardous Materials" shall include (a) any element, compound, or chemical that is defined, listed or otherwise classified as a contaminants, pollutant, toxic pollutant, toxic or hazardous substances, extremely hazardous substance or chemical, hazardous waste, medical waste, biohazardous or infectious waste, special waste, or solid waste under Environmental Laws; (b) petroleum, petroleum-based or petroleum-derived products; (c) polychlorinated biphenyls;
(d) any substance exhibiting a hazardous waste characteristic including but not limited to corrosivity, ignitibility, toxicity or reactivity as well as any radioactive or explosive materials; and (e) any raw materials, building components, including but not limited to asbestos-containing materials and manufactured products containing Hazardous Materials.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Investor Material Adverse Effect" means a material adverse effect on the ability of the Investors to consummate the transactions contemplated hereby.

     "IRC" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute, and regulations promulgated thereunder.

     "Lien" means any claim, pledge, option, charge, hypothecation, easement, security interest, right-of-way, encroachment, mortgage, deed of trust or other encumbrance.

     "Multiemployer Plan" means a "multiemployer plan" as defined under Section 3(37) of ERISA.

     "PBGC" means the Pension Benefit Guaranty Corporation.

     "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.

     "Plan" means an employee benefit plan (as defined in Section 3(3) of ERISA) which the Company sponsors or maintains or to which the Company makes, is making, or is obligated to make contributions and includes any Pension Plan.

     "Registered" means registered, issued, renewed or the subject of a pending application, including, without limitation, the result of renewals, divisions, reissuances, continuations, continuations-in-part, extensions, restorations and reversions.

     "Release" means a release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Material into the indoor or outdoor environment or into or out of any real property, including the movement of Hazardous Material through or in the air, soil, surface water, groundwater or real property.

     "Remedial Action" means all actions taken to (i) clean up, remove, remediate, contain, treat, monitor, assess, evaluate or in any other way address Hazardous Materials in the indoor or outdoor environment; (ii) prevent or minimize a Release or threatened Release of Hazardous Materials so they do not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial operation and maintenance activities; or (iv) any other actions authorized by 42 U.S.C. 9601.

     "Tax Returns" means all reports, returns, forms, declarations, statements or other information supplied or required to be supplied to a taxing authority in connection with Taxes.

     "Tax" or "Taxes" means any and all federal, state, county, local, foreign and other taxes, charges, fees, levies or other similar assessments or liabilities, including, without limitation, income, gross receipts, ad valorem, premium, value-added, excise, real property, personal property, sales, use, transfer, withholding, employment, payroll and franchise taxes imposed by any Governmental Entity, and any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or dispute thereof.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Press Releases and Announcements. Neither Party shall issue any press release or announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that either Party may make any public disclosure it determines in good faith, after consultation with counsel, is required by law or regulation (in which case the disclosing Party shall advise the other Party and provide it with a copy of the proposed disclosure prior to making the disclosure).

     8.2 No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

     8.3 Entire Agreement. This Agreement and the exhibits and schedules attached hereto (and those provisions of the Expense Letter and the Confidentiality Agreement that by their respective terms expressly survive the execution and delivery of this Agreement) constitute the entire agreement between the Parties and supersede any prior understandings, agreements or representations by or among the Parties, written or oral, that may have related in any way to the subject matter of the Agreement.

     8.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. Neither Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party, except that any Investor may assign any of its rights, interest or obligations under this Agreement to any one or more of its Affiliates, or, with the consent of the Company (not to be unreasonably withheld), any other Person, so long as (i) the Investors and its Affiliates shall acquire or otherwise have the power to vote or direct the voting of more than 51% of the Purchased Shares after giving effect to all such assignments, and (ii) if such assignee is not an Affiliate, the Investors remain liable for all its respective obligations hereunder. Any Person to which an Investor may assign any portion of its rights to purchase Purchased Shares pursuant to this Agreement as provided above (an "Assignee") shall as a condition to such purchase deliver to the Company at the Closing a letter containing representations and warranties by and with respect to such Assignee to the effect set forth in Section 3 and shall agree to be bound by Section 4.9 hereof.

     8.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     8.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.7 Notices. (a) All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered (i) three business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after it is sent via a reputable international overnight courier service, or (iii) upon acknowledgment of receipt by the recipient if delivered or sent by facsimile transmission, in each case to the intended recipient as set forth below:

    If to the Company:                          With a copy to:

    Anchor Glass Container Corporation          Cahill Gordon & Reindel
    One Anchor Plaza Parkway                    80 Pine Street
    Tampa, FL  33634                            New York, NY  10005
    Attn:   President                           Attn:    James J. Clark
    Facsimile:  (813) 882-7859                  Facsimile:  (212) 269-5420

    If to the Investors:                        With a copy to:

    c/o Cerberus Capital Management, L.P.       Schulte Roth & Zabel LLP
    450 Park Avenue                             919 Third Avenue
    New York, New York  10022                   New York, NY  10022
    Attn:   Leonard Tessler                     Attn:    Stuart D. Freedman
    Facsimile:  (212) 758-5305                  Facsimile:  (212) 592-5955

     (b) Either Party may give any notice, request, demand, claim or other communication hereunder by personal delivery, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended. Either Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

     8.8 Governing Law. (a) This Agreement is governed by the law of the State of New York, without regard to conflicts of laws principles.

     (b) With respect to any suit, action or proceeding (any "Proceeding") arising out of or relating to this Agreement, each of the Company and the Investors (including any permitted assigns or transferees thereof) hereby irrevocably (i) submits (A) before the Petition is filed, to the exclusive jurisdiction of the courts of the State of New York and the courts of the United States for the Southern District of New York and (B) from and after the Petition is filed, to the exclusive jurisdiction of the Bankruptcy Court and waives any objection to venue in the Bankruptcy Court, whether on the grounds of forum non conveniens or otherwise, provided, however, that nothing herein shall limit the appellate rights of any party; and (ii) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, return postage prepaid, or by recognized express carrier or delivery service to the Company and the Investors at their respective addresses as set forth in
Section 8.7 hereof; provided, however, that nothing herein shall limit the right of any party to serve process in any other manner permitted by law.

     8.9 Amendments and Waivers. The Parties may amend any provision of this Agreement at any time by a written instrument signed by both Parties. No waiver by either Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     8.10 Severability. If any provision of this Agreement is held or determined to be illegal, invalid or unenforceable under any present or future law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

     8.11 Expenses. Except as set forth in the Expense Letter, each Party shall bear its own costs and expenses (including fees and expenses of its legal, accounting and financial advisors) incurred in connection with this Agreement and the transactions contemplated hereby.

     8.12 Construction. The language used in this Agreement shall be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either Party. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

                    [Signatures Begin on the Following Page]

     The Parties hereby execute this Agreement on the date stated in the introductory clause.

                                ANCHOR GLASS CONTAINER CORPORATION


                                By:    /s/ Dale Buckwalter
                                       -----------------------------------
                                       Name: Dale Buckwalter
                                       Title: Chief Financial Officer

                              CERBERUS CAPITAL MANAGEMENT, L.P.


                              By:    /s/ Leonard B. Tessler
                                     ---------------------------------
                                     Name: Leonard B. Tessler
                                     Title:  Managing Director







                                      -2-